SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January , 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) Nº. 43.776.517/0001-80

State Registry (NIRE) 35300016831

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), in compliance with the provisions of Article 157, Paragraph 4 of Law 6,404/76 and the provisions of CVM Instruction Nº 358/02, informs its shareholders and the market in general, that its Board of Directors, at a meeting held today, elected Mr. Benedito Pinto Ferreira Braga Junior as Chief Executive Officer. In addition, Mr. Braga will also be a member of the Board of Directors, pursuant to the Company's Bylaws.

The Board of Directors also elected Mr. Adriano Candido Stringhini as Corporate Management Officer, and Mr. Ricardo Daruiz Borsari as Regional Systems Officer.

Mr. Braga was the Chairman of Sabesp's Board of Directors from January 2015 to April 2018. He has a degree in civil engineering from the School of Engineering of São Carlos University of São Paulo (Escola de Engenharia de São Carlos da Universidade de São Paulo – USP), a master's degree in Hydrology from Stanford University and a master's degree in Hydraulics from USP, and a PhD in Water Resources from Stanford University. He was Secretary of Sanitation and Water Resources of the State of São Paulo (Secretaria de Saneamento e Recursos Hídricos do Estado de São Paulo) from January 2015 to May 2018. He was a professor at the Polytechnic School of USP (Escola Politécnica da USP), from 1980 until December 2018, and has been in a position of Sitting Professor since 1998. He was Co-Chairman of the International Organizing Committee of the World Water Forum in Brasilia (2018), in Korea (2015) and Chairman of the Committee in France (2012). He is an Honorary Chairman of the World Water Council – WWC, of which he was the Chairman from 2012 to 2018. Mr. Braga was also the Chairman of the Intergovernmental Council of UNESCO’s International Hydrological Program from 2008 to 2009, Chairman of the International Water Resources Association – IWRA, from 1998 to 2000, as well as, Executive Officer of National Water Agency (Agência Nacional de Águas - ANA) from 2001 to 2009.

Mr. Stringhini was Sabesp's Head of Communication from April 2009 to January 2019 and Head of Legal Affairs from 2007 to 2009. He has a master's degree in Law from the Law School of University of São Paulo (Faculdade de Direito da Universidade de São Paulo – USP). He has a degree in Law from USP and he is specialist in Organizational Strategic Communication and Public Relations from School of Communications and Arts of USP (Escola de Comunicações e Artes – ECA/USP). He was the Head Lawyer of Finep-SP of the Ministry of Science and Technology (Ministério da Ciência e Tecnologia) from 2002 to 2007. He was advisor of the Chief Executive Officer of the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), between 1999 and 2001. He was a professor in undergraduate and graduate courses of several institutions, among them: Fundação Getúlio Vargas - FGV, Mackenzie University and School of Law of the  Lawyers of São Paulo Institute (Escola Paulista de Advocacia do Instituto dos Advogados de São Paulo – IASP).

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Mr. Borsari has a degree in Civil Engineering and a master's degree in Civil Engineering from the Polytechnic School of University of São Paulo (Escola Politécnica da Universidade de São Paulo – USP). He was Secretary of Sanitation and Water Resources of the State of São Paulo from May to December 2018. He worked in several positions at the Department of Water and Electric Energy (Departamento de Águas e Energia Elétrica – DAEE), among them: Engineer since 1978, Executive Officer from January 2015 to May 2018 and from June 2001 to February 2007, Executive Officer of Engineering and Construction Works from August 2010 to October 2011, Executive Officer of the Technology Center of Hydraulic and Water Resources from July 2008 to October 2011. He was Executive Secretary of the Alto Tietê River Basin Committee from 2001 to 2005 and from 2017 to 2018 and Chief Executive Officer and member of the Board of Directors of Metropolitan Water and Energy Company (Empresa Metropolitana de Águas e Energia – EMAE), from 2011 to 2015. He was a member of the Board of Directors of Companhia Energética de São Paulo - CESP between April 2015 and May 2018. Mr. Borsari was a professor at several institutions, including: School of Engineering of Mackenzie University from 1979 to 1980, School of Engineering of Fundação Armando Álvares Penteado – FAAP, from 1982 to 1986, Polytechnic School of USP, from 1989 to 2004, and Pontificial University Catholic of São Paulo – PUCSP, from 1997 to 2001.

São Paulo, January 10, 2019.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: January 10, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.